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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

                           For the month of July 2006

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X]  Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [ ]  No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

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

                  BACHOCO ANNOUNCES ITS SECOND QUARTER RESULTS

     CELAYA, Mexico, July 24 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A. de C.V. (NYSE: IBA) (BMV: BACHOCOUBL) ("Bachoco" or "the Company"), Mexico's leading producer and processor of poultry products, today announced unaudited results for the second quarter ended June 30, 2006. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of June 30, 2006.

     Second Quarter 2006 Highlights:
     --   During the quarter, the Company achieved sales of Ps. 3,636.1 million.
     -- Gross margin was 21.4% for the quarter, while the operating margin was 8.3%.
     --   EBITDA reached Ps. 425.1 million, representing an EBITDA margin of
          11.7%.
     -- Volume of balanced feed sold increased 29.7%, compared to second quarter of 2005.
     --   EPS of Ps. 1.03 (US$0.55 per ADS) for the quarter.

     Comments from the CEO:
     Cristobal Mondragon, CEO of Bachoco, stated, "During the second quarter of 2006, market conditions in the poultry industry showed a modest oversupply and increases in the cost of our main raw materials. Despite these conditions, our operating and financial results improved for the third quarter in a row. However, market conditions are significantly different than the favorable environment experienced in 2Q05, where we achieved record quarterly results.

     "The Company maintains a solid market share and preference among its customers. We continued selling all of our production, servicing all commercial channels.

     "In particular sales of our balanced feed business grew 29.7% when compared with the same period of last year, and we also increased sales in our table egg business.

     "The Company's financial profile remains strong, with cash and cash equivalents of Ps. 3,378.8 million, and debt capitalization remains at historically low levels. Our CAPEX continues to be internally financed through our operations."

                           SECOND QUARTER 2006 RESULTS

     Net Sales
     Net sales for the quarter reached Ps. 3,636.1 million, a decrease of 6.8% compared to Ps. 3,901.8 million reported for 2Q05. This was mainly due to revenue decreases of 11.8% in chicken and 27.1% in swine, partially offset by an increase of 29.7% in balanced feed and 7.3% in eggs sales.


                               2Q05          2Q06
Net Sales by Product Line       %             %
-------------------------   ----------    ----------
CHICKEN                          81.84         77.46
EGGS                              7.42          8.54
BALANCED FEED                     6.85          9.53
SWINE AND OTHER LINES             3.90          4.46
TOTAL COMPANY                   100.00%       100.00%

     Operating Results
     Bachoco's gross margin was 21.4% in 2Q06, compared to 32.5% in 2Q05, mainly due to a 9.9% decrease in the price of chicken and 27.1% in swine prices. The Company's operating margin was 8.3%, compared to 20.6% in the same quarter of 2005. EBITDA during the quarter reached Ps. 425.1 million.

     Taxes
     Taxes recognized by the Company during the quarter were Ps. 82.9 million.

     Net Income
     Net income for 2Q06 was Ps. 308.7 million, while earnings per share reached Ps. 1.03 (US$0.55 per ADS) compared to Ps. 2.27 (US$1.21 per ADS) reported in the same period of 2005.

                           RESULTS BY BUSINESS SEGMENT

     Chicken
     Sales of chicken decreased 11.8% during 2Q06 as a result of a 9.9% decrease in prices and 2.1% decrease in volume compared with 2Q05. This decrease in prices was due to more normalized market conditions, while the decrease in volume was due mainly to: a) Less production days as the "Holy Week" occurred during this quarter while it occurred during the first quarter last year, b) The total yield of our production was reduced as we move to more value-added products.

     Table Eggs
     Sales of table eggs increased 7.3% during the 2Q06 as a result of an 8.4% increase in prices when compared to the same quarter in 2005, partially offset by a decrease in volume of 1.0%. This price increase was due to a more normalized supply in the market.

     Balanced Feed
     Sales of balanced feed increased 29.7% when compared to the second quarter of last year, as a result of an increase in volume; prices remained similar to the previous year. The increased volume showed the result of strategies implemented by the Company in this line business.

     Swine and Other Lines
     Volume sold decreased 27.1%, while sales of swine decreased 19.3%. The decrease is a result of the 9.7% reduction in prices of swine compared to 2Q05, due to larger supplies in the Mexican market.

                             FIRST HALF 2006 RESULTS

     Net Sales
     Net sales for the six-month period reached Ps. 7,107.5 million, compared to Ps. 7,473.3 million reported for the same period of 2005, representing a decrease of 4.9%. This was mainly due to sales decreases of 7.9% in chicken, 26.9% in swine and 3.6% in eggs, partially offset by an increase of 23.5% in balanced feed sales.

                               1H05          1H06
Net Sales by Product Line       %             %
-------------------------   ----------    ----------
CHICKEN                          80.48         77.94
EGGS                              8.63          8.75
BALANCED FEED                     6.81          8.85
SWINE AND OTHER LINES             4.07          4.46
TOTAL COMPANY                   100.00%       100.00%

     Operating Results
     Bachoco's gross margin reached 21.3% during the first half of 2006, lower than the 30.7% reported in the same period of 2005. The decrease was mainly due to a reduction in sales and sales prices for the main product lines, and an 8.1% increase in the cost of sales. The Company's operating margin was 7.9%, lower than 18.8% reached in the same six-month period of 2005. EBITDA during the first half reached Ps. 813.8 million.

     Taxes
     The taxes recognized by the Company during the first half of the year were Ps. 146.1 million.

     Net Income
     Net income for the six-month period ended June 30, 2006, was Ps. 533.8 million. Earnings per share reached Ps. 1.78 (US$0.95 per ADS), compared to Ps.
4.00 (UD$2.13 per ADS) reported for the same period of 2005.

     Balance Sheet
     The Company maintained a healthy financial structure at the end of the second quarter of 2006. Liquidity remained solid with cash and cash equivalents of Ps. 3,378.8 million as of June 30, 2005. Debt decreased to Ps. 102.5 million as of June 30, 2005.

     CAPEX during the six-month period was Ps. 386.2 million, financed entirely through resources generated by the operations.

     Company Description
     Industrias Bachoco S.A. de C.V. -- also referred to in this report as Bachoco or the Company -- was founded by the Robinson Bours family in 1952, in the state of Sonora. Since then, it has grown into the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in seven complexes throughout the country. Its main business lines are chicken, eggs and swine, and the Company is also an important player in the balanced feed industry in Mexico. The company's headquarters are based in the city of Celaya, Guanajuato, located in Mexico's central region.

     Industrias Bachoco made an initial public stock offering in September 1997. Its securities are listed and traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or BMV) under the ticker symbol BACHOCOUBL and on the New York Stock Exchange (NYSE) under the ticker symbol IBA.

     The Company posted net sales of US$1.36 billion for 2005 divided among the Company's four main product lines as follows: 80.1% chicken and chicken-related products, 8.7% table eggs, 7.2% balanced feed, and 4.0% swine and other lines.

     For more information, please visit Bachoco's website at http://www.bachoco.com.mx .

     This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
                   Condensed Consolidated Statements of Income
              (millions of constant pesos as of June 30, 2006, and
                millions of U.S. dollars, except per share data)

                                                  Second Quarter
                                      --------------------------------------
                                          Jun 30        Jun 30        Jun 30
                                         2006(1)          2006          2005
                                      ----------    ----------    ----------
Net Sales                             US     322    Ps   3,636    Ps   3,902
Cost of Sales                                253         2,856         2,635
Gross Profit                                  69           780         1,267
Selling, general and
 administrative expenses                      42           479           464
Operating Income                              27           301           803
Comprehensive Financing
 Cost (income)
Interest Expense (Income)                     (4)          (44)           45
Foreign Exchange Loss (gain)                  (3)          (35)          (57)
Gain from Monetary Position                   (0)           (3)            0
Total Comprehensive Financing
 Cost (income)                                (7)          (82)          (12)
Other Income Net                               3            29            (5)
Income before
 Provisions for Income
Tax, Employee Profit Sharing
 and Minoritary Interest                      36           412           810
Provisions for:
 Income Tax, Asset Tax and
  Employee Profit Sharing                     (6)          (66)         (131)
 Deferred Income Taxes                        (2)          (17)           (5)
Income before Minority Interest               29           329           674
Minority Interest                             (0)           (0)           (0)
Net Income                                    29           329           674
Effects of Bulletin E-1                       (2)          (20)            8
Net income after Bulletin e-1                 27           309           682
Weighted Average Units
 Outstanding (Thousand)                  299,745       299,745       300,000
Net Income per Unit                         0.55          1.03          2.27
Dividend per Unit                           2.36          0.39          0.27

                                                    Six Months
                                      --------------------------------------
                                          Jun 30        Jun 30        Jun 30
                                         2006(1)          2006          2005
                                      ----------    ----------    ----------
Net Sales                             US     630    Ps   7,108    Ps   7,473
Cost of Sales                                496         5,593         5,175
Gross Profit                                 134         1,514         2,298
Selling, general and
 administrative expenses                      84           949           893
Operating Income                              50           565         1,405
Comprehensive Financing
 Cost (income)
Interest Expense (Income)                     (5)          (55)           61
Foreign Exchange Loss (gain)                  (6)          (71)          (94)
Gain from Monetary Position                    1            12             9
Total Comprehensive Financing
 Cost (income)                               (10)         (114)          (24)
Other Income Net                               3            33           (12)
Income before
 Provisions for Income
Tax, Employee Profit Sharing
 and Minoritary Interest                      63           713         1,416
Provisions for:
 Income Tax, Asset Tax and
  Employee Profit Sharing                    (13)         (150)         (171)
 Deferred Income Taxes                         0             4           (72)
Income before Minority Interest               50           566         1,173
Minority Interest                             (0)           (1)           (1)
Net Income                                    50           566         1,172
Effects of Bulletin E-1                       (3)          (32)           27
Net income after Bulletin e-1                 47           534         1,199

Weighted Average Units
 Outstanding (Thousand)                  299,643       299,643       299,927
Net Income per Unit                         0.95          1.78          4.00
Dividend per Unit                           2.36          0.39          0.27

(1) Peso amounts have been translated in to U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.2865 per U.S. dollar, the noon buying rate at June 30, 2006.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
                (millions of constant pesos as of June 30, 2006,
                          and millions of U.S. dollars)

                                          Jun 30        Jun 30        Dec 31
                                         2006(1)          2006          2005
                                      ----------    ----------    ----------
ASSETS
Current Assets:
 Cash and Cash Equivalents            US     299    Ps   3,379    Ps   3,188
 Accounts Receivable less
  Allowance for Doubtful
 Accounts                                     39           439           477
 Inventories                                  24           266         1,816
 Other Current Assets                        234         2,638           367
Total Current Assets                         596         6,721         5,849
 Net Property, Plant
  and Equipment                              788         8,891         9,229
 Other Non Current Assets                     34           379           333
Total Non Current Assets                     821         9,270         9,562
TOTAL ASSETS                               1,417        15,991        15,411

LIABILITIES
Current Liabilities:
 Notes Payable to Banks                        7            82            93
 Trade Accounts Payable                       54           605           441
 Other Accrued Liabilities                    53           595           446
Total Current Liabilities                    114         1,282           980
Long-Term Debt                                 3            39            52
Labor Obligations                              9           102            85
Deferred Income Taxes
 and Others                                  157         1,768         1,705
Total Long-Term Liabilities                  169         1,910         1,843
TOTAL LIABILITIES                            283         3,192         2,823

STOCKHOLDERS' EQUITY
 Capital stock                               186         2,103         2,139
Premium in Public
 Offering of Shares                           55           615           677
 Retained Earnings                         1,249        14,098        12,672
 Net Income for the Year                      47           534         1,779
 Deficit from Restatement of
  Stockholders' Equity                      (310)       (3,495)       (3,548)
Reserve for Repurchase
 of Shares                                    19           220           149
 Minimum Seniority Premium
  Liability Adjustment                         -             -            (3)
 Effect of Deferred Income
  Taxes                                     (117)       (1,319)       (1,319)
Total Majority Stockholder's
 Equity                                    1,130        12,756        12,545
Minority Interest                              4            44            43
TOTAL STOCKHOLDERS' EQUITY                 1,134        12,800        12,588

TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                      1,417        15,991        15,411

(1) Peso amounts have been translated in to U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.2865 per U.S. dollar, the noon buying rate at June 30, 2006.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
       Condensed Consolidated Statements of Changes in Financial Position
                (millions of constant pesos as of June 30, 2006,
                          and millions of U.S. dollars)

                                          Jun 30        Jun 30        Jun 30
                                         2006(1)          2006          2005
                                      ----------    ----------    ----------
Operating Activities:
 Net Income                           US      47    Ps     534    Ps   1,200
 Adjustments to Reconcile
  Net Income to Resources
  Provided by Operating
  Activities:
Depreciation and Others                       22           248           226
Changes in Operating Assets
 and Liabilities                              13           145            87
Deferred Income Taxes                          6            63           160
Resources Provided by
 Operating Activities                         88           990         1,673

Financing Activities:
 Increase of Capital Stock                     0             0             0
 Proceeds from Long-term Debt                  -             -            (0)
 Proceeds from Short-term Debt                 4            42           120
 Repayment of Long-term Debt
  and Notes Payable                           (6)          (67)         (141)
 Decrease in Long-term Debt
  in Constant Pesos                            -             -             -
 Cash Dividends Paid                         (31)         (353)         (246)
Resources Provided by
 (Used in) Financing Activities              (33)         (377)         (267)

Investing Activities:
 Acquisition of Property,
  Plant and Equipment                        (34)         (386)         (218)
 Minority Interest                             0             1            (1)
 Others                                       (3)          (37)          (50)
Resources Used in
 Investing Activities                        (37)         (422)         (268)

Net (Decrease) Increase
 in Cash and Cash Equivalents                 17           190         1,137

Cash and Cash Equivalents
 at Beginning of Period                      282         3,188         2,432

Cash and Cash Equivalents
 at End of Period                     US     299    Ps   3,379    Ps   3,569

(1) Peso amounts have been translated in to U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.2865 per U.S. dollar, the noon buying rate at June 30, 2006.

SOURCE  Industrias Bachoco, S.A. de C.V.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Industrias Bachoco, S.A. de C.V.
                                             (Registrant)


Date: July 24, 2006                          By  /s/ Daniel Salazar Ferrer, CFO
                                                 -------------------------------
                                                 Daniel Salazar Ferrer, CFO